SCHEDULE 13D

CUSIP No. 00767E102	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

Aegerion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00767E102

(CUSIP Number)

Jarlyth H. Gibson, Compliance Officer 617-951-9493

C/o Advent International Corporation, 75 State Street, 29th Floor

Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00767E102	Page 2 of 11

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,587,765
	8	Shared voting power None
	9	Sole dispositive power 1,587,765
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,587,765
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 5.64%
14	Type of reporting person* CO, IA

SCHEDULE 13D

CUSIP No. 00767E102	Page 3 of 11

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,570,251
	8	Shared voting power None
	9	Sole dispositive power 1,570,251
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,570,251
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 5.57%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 00767E102	Page 4 of 11

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AHLS III GP Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,570,251
	8	Shared voting power None
	9	Sole dispositive power 1,570,251
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,570,251
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 5.57%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 00767E102	Page 5 of 11

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Healthcare and Life Sciences III Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 636,333
	8	Shared voting power None
	9	Sole dispositive power 636,333
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 636,333
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 2.26%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 00767E102	Page 6 of 11

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Healthcare and Life Sciences III A Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 933,918
	8	Shared voting power None
	9	Sole dispositive power 933,918
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 933,918
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 3.31%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 00767E102	Page 7 of 11

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners HLS III Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,514
	8	Shared voting power None
	9	Sole dispositive power 17,514
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 17,514
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0.06%
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 00767E102	Page 8 of 11

Item 1.	Security and Issuer

This statement on Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Reporting Persons’ beneficial ownership interest in the Common Stock, par value $0.001 per share (the “Common Stock”), of Aegerion Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 101 Main Street, Suite 1850, Cambridge, Massachusetts 02142. This Amendment No. 4 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2010 as amended by Amendment No. 1 thereto filed with the Commission on February 1, 2012, Amendment No. 2 thereto filed with the Commission on November 5, 2012, and Amendment No. 3 thereto filed with the Commission on February 14, 2013 (as so amended, the “Schedule D”). This Amendment No. 4 is being filed by the Reporting Persons to amend Item 5. Terms defined in the Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as set forth in the following table which reports the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of the Schedule 13D (based on 28,173,358 shares of Common Stock outstanding as of January 11, 2013). The table has been amended to reflect sales made on behalf of each Reporting Person since the initial statement was filed. The table has been amended to reflect sales made on behalf of each Reporting Person. The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

SCHEDULE 13D

CUSIP No. 00767E102	Page 9 of 11

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding	Number of Shares Disposed during Past 60 Days
Advent International Corporation (1)(2)(3)	1,587,765	5.64%	316,836

Advent International LLC (1) (2)	1,570,251	5.57%	313,340

AHLS III GP Limited Partnership (1) (2)	1,570,251	5.57%	313,340

Advent Healthcare and Life Sciences III Limited Partnership (2)	636,333	2.26%	126,980

Advent Healthcare and Life Sciences III A Limited Partnership (2)	933,918	3.31%	186,360

Advent Partners HLS III Limited Partnership(3)	17,514	0.06%	3,496

Total Group	1,587,765	5.64%	316,836

(1)	Advent International Corporation (“AIC”) is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner AHLS III GP (“AHLS III GP”) Limited Partnership which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC, AI LLC and AHLS III GP derive from such power.
(2)	Advent International Corporation (“AIC”) is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of AHLS III GP Limited Partnership (“AHLS III GP”) which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities of Advent Healthcare and Life Sciences III Limited Partnership and Advent Healthcare and Life Sciences III A Limited Partnership. The beneficial ownership of AIC, AI LLC and AHLS III GP derive from such power.
(3)	Advent International Corporation (“AIC”) is the General Partner the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities of Advent Partners HLS III Limited Partnership. The beneficial ownership of AIC derives from such power.

SCHEDULE 13D

CUSIP No. 00767E102	Page 10 of 11

(b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

(The Remainder of this Page Left Intentionally Blank)

SCHEDULE 13D

CUSIP No. 00767E102	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2013

Advent Healthcare and Life Sciences III Limited Partnership
Advent Healthcare and Life Sciences III A Limited Partnership
By:	AHLS III GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*
Advent Partners HLS III Limited Partnership
By:	Advent International Corporation, General Partner
By:	Jarlyth H. Gibson, Compliance Officer*
AHLS III GP Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*
Advent International LLC
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Compliance Officer*
Advent International Corporation
By:	Jarlyth H. Gibson, Compliance Officer*

*	For all of the above:

/s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Compliance Officer